Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

March 14, 2025

Aliya Ishmukhamedova and Jeff Kauten

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lakeshore Acquisition III Corp.
Draft Registration Statement on Form S-1
Submitted January 15, 2025
CIK No. 0002049248

Dear Ms. Ishmukhamedova and Mr. Kauten:

On behalf of our client, Lakeshore Acquisition III Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 11, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Draft Registration Statement on Form S-1

Facing Page

1.	Please revise to provide the address of your agent for service as this is a requirement of Form S-1.

Response: The disclosure on the facing page of the Amended Registration Statement has been revised in response to the Staff’s comments.

Cover Page

2.	Please disclose whether the closing of this offering is contingent upon Nasdaq approval of your listing application.

Response: The disclosure on the cover page and page 141 of the Amended Registration Statement has been revised in response to the Staff’s comments.

3.

We note the definition of founder shares here, and that you also refer to insider shares elsewhere in the prospectus. Please clarify whether the founder shares and the insider shares are the same shares or otherwise define the term insider shares.

Response: The disclosure throughout the Amended Registration Statement has been revised to remove references to “insider shares” and to clarify the relevant references to such shares in response to the Staff’s comments.

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Summary

Our Acquisition Process, page

4.

Please disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate. In this regard, we note your disclosure on page 36 that you expect to encounter intense competition from other entities having a business objective similar to yours.

Response: The disclosure on pages 5 and 109 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Summary Financial Data, page 31

5.

We note that Note (3) refers to using actual shareholder's equity of $10,876 plus the $61 million in net proceeds from this offering. Revise to explain how shareholder's equity was factored into this calculation or otherwise revise to remove this reference.

Response: The disclosure on pages 31 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Risk Factors, page 32

6.

Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The disclosure on page 71 of the Amended Registration Statement has been revised in response to the Staff’s comments.

We may issue additional shares..., page 50

7.

We note your disclosure that you may issue additional shares to complete an initial business combination. Please disclose that these arrangements may result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that such arrangements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The disclosure on page 50 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Dilution, page 79

8.

Please explain why actual net tangible book value (NTBV) per share before this offering differs in your two assumptions presented on page 80. In this regard, actual NTBV should be based on information as of December 31, 2024, and exclude any effect from this offering.

Response: The disclosure has been revised to include 1,725,000 shares that were outstanding as of December 31, 2024 as the denominator for calculating the NTBV per share before this offering for the “No Exercise of Over-allotment Option” assumption.  The disclosure on pages 80 and 81 of the Amended Registration Statement has been revised in response to the Staff’s comments.

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9.	Please revise to include the respective cross-references within your tables that correspond to the narrative footnotes (1), (2) and (3) to the tables disclosed on page 81.

Response: The disclosure on page 81 of the Amended Registration Statement has been revised in response to the Staff’s comments.

10.

We note your disclosure on page F-8 that pursuant to the Articles of Association the Company will proceed with a business combination only if you have net tangible assets of at least $5,000,001 upon consummation of the business combination. Please tell us how you considered this requirement when determining your maximum redemption scenario.

Response: The Company has amended its Articles of Association to remove this redemption limitation. The maximum redemption scenario of pro forma table was originally assuming 100% redemption without considering the former $5,000,001 limitation, so revisions to the share numbers in the maximum redemption scenario are not required.

11.

Please amend your prospectus to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. By way of example, we note that up to $1 million of loans made by your sponsor, officers and directors, or affiliates to or in connection with your initial business combination may be convertible into units at a price of $10.00 per unit at the option of the lender. Refer to Item 1602(c) of Regulation S-K.

Response: The disclosure on page 81 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Capitalization, page 82

12.

Please explain why as adjusted additional paid in capital is zero or otherwise revise. Additionally, please tell us how you calculated the as adjusted accumulated deficit amount and revise to include a note to the table that addresses what is included in this balance. As applicable, ensure your pro forma information on page 31 agrees to the information here.

Response: The disclosure on page 82 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Management

Prior Experience with Blank Check Companies, page 114

13.	Please expand your disclosure to identify for each SPAC any extensions and redemption levels in connection with such extension and/or business combination. Refer to Item 1603(a)(3) of Regulation S-K.

Response: The disclosure on page 114 of the Amended Registration Statement has been revised in response to the Staff’s comments.

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Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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